Filed by:  NiSource Inc.
                    Pursuant to Rule 425 under the Securities Act of 1933

                                  Subject Company:  Columbia Energy Group
                                Registration Statement File No: 333-33896

        On August 22, 2000, NiSource announced the appointment of additional key leadership for the operation of its energy distribution, natural gas pipeline, energy production and wholesale trading businesses upon completion of its merger with Columbia Energy Group. The text of the press release is set forth below.

                            TEXT OF PRESS RELEASE
                               AUGUST 22, 2000


   FOR IMMEDIATE RELEASE

   FOR ADDITIONAL INFORMATION

   Media:    Maria Hibbs              Investors:     Dennis Senchak
             219-647-6201                            219-647-6085
             Sally Anderson                          Rae Kozlowski
             219-647-6203                            219-647-6083


            NISOURCE ANNOUNCES KEY BUSINESS-UNIT LEADERSHIP TEAM
       TO FOCUS ON GROWTH FOLLOWING MERGER WITH COLUMBIA ENERGY GROUP

        MERRILLVILLE, Ind. (August 22, 2000) - NiSource Inc. today announced the appointment of additional key leadership for the operation of its energy distribution, natural gas pipeline, energy production and wholesale trading businesses upon completion of its merger with Columbia Energy Group. The company began naming its top leadership team on Aug. 1, headed by Gary L. Neale, NiSource chairman, president and chief executive officer.

        The $6 billion NiSource/Columbia merger agreement announced Feb. 28 will create a super-regional energy powerhouse with assets of $13 billion. Assuming federal regulatory approval, it is expected to close by year-end.

        The company also announced more corporate-level executives in addition to business unit executives named on Aug. 1. ARTHUR E. SMITH, JR., NiSource environmental officer and counsel, is named vice president and environmental counsel. MARIA P. HIBBS, NiSource director of Corporate Communications, will become vice president, Corporate Communications. PETER FAZIO will remain General Counsel. RAMON ARREDONDO, NiSource director of Legislative Affairs, will become assistant to the Chairman. A Human Resources officer will be named later. All will report directly to Neale.

        "We have a great depth of talent in place between NiSource and Columbia, and we are assembling a leadership team focused on
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   delivering exceptional value to our customers by creating the premier competitor in an evolving energy marketplace," said Neale.

        The following business unit appointments, effective upon completion of the merger were made today:

   ENERGY DISTRIBUTION

   Jeffrey W. Yundt, who will be president of Energy Distribution, overseeing all gas and electric distribution systems of the combined company, has announced the following senior staff:

        --ROBERT SKAGGS will continue as president and chief executive officer of Columbia Gas of Ohio and Columbia Gas of Kentucky, and will assume an expanded role as president and CEO of NiSource's Bay State
   Gas Company subsidiary. JOSEPH KELLY has been named executive vice president and chief operating officer (COO) for CKY. KENNETH MARGOSSIAN, senior vice president of Operations for Bay State Gas Company, has been named Bay State's executive vice president and COO. Kelly and Margossian will report to Skaggs.

        --ANTHONY TRUBISZ, president and CEO of Columbia Gas of
   Pennsylvania, Maryland and Virginia. The position of executive vice president and chief operating officer of Columbia of Virginia will be filled at a later date.

        --A president and CEO for NiSource's Indiana distribution companies -Northern Indiana Public Service Company (NIPSCO), Kokomo Gas and Fuel Company and Northern Indiana Fuel and Light Company
   (NIFL)--also will be named later.

        --MARK T. MAASSEL, vice president, Regulatory and Governmental
          Affairs.
        --DOROTHY M. HAWKINS, vice president, Information Technology. --PEGGY LANDINI, vice president, Customer Service/Marketing. --BARBARA MCKAY, vice president, Communications.
        --SCOTT MACDONALD, vice president, Finance and Strategy.

   PIPELINE OPERATIONS

   Catherine G. Abbott, who will become president of Pipeline Operations, including Columbia Gas Transmission Company and Columbia Gulf Transmission Company, NiSource's Crossroads Pipeline Company and its investment in Portland Natural Gas Transmission System, as well as Columbia's fiber optic telecommunications network, has announced the following senior staff:

        --TERRANCE L. MCGILL, president, Columbia Gulf (Gulf).
        --GLEN L. KETTERING, president, Columbia Gas Transmission (TCO). --W. HARRIS MARPLE, senior vice president, Operations, TCO and
          Gulf.
        --STEVE WARNICK, senior vice president, Finance and Information
          Services, TCO and Gulf.
        --KATHLEEN O'LEARY, senior vice president, Human Resources and
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          Public Affairs, TCO and Gulf.

   MERCHANT COMPANY

   Patrick J. Mulchay, who will be president of Merchant Company--which will include the combined company's electric generation and transmission, wholesale natural gas and electric trading, gas supply and storage, and gas exploration and production--has named the following senior staff:

        --JAMES K. ABCOUWER, senior vice president, Merchant Energy
          Services, and president, TPC Corporation.
        --THOMAS J. ARUFFO, vice president, Energy Supply Services. --DAVID J. VAJDA, vice president, Finance and Administration. --JERRY L. GODWIN, vice president, Electric Power Supply. --W. HENRY HARMON, president, Columbia Natural Resources.
          Harmon will report to Abcouwer.

   PRIMARY ENERGY

   Joseph L. Turner, who will remain president of Primary Energy, Inc.-- the nation's leading developer of on-site industrial power generation -- has announced the following senior staff:

        --DEAN H. HALL, vice president, Development.
        --KENNETH FOLEY, vice president, Production and Maintenance. --V. MICHAEL ALVERSON, vice president.
        --A vice president of Marketing and Sales will be announced at a later date.

   NEW ENERGY COMPANY

   Mark D. Wyckoff, who will be president of New Energy Company, the combined company's distributed generation and electronic commerce initiatives, has announced the following senior staff:

        --ROBERT A. KRAMER, vice president and chief scientist.
        --PETER DISSER, vice president.
        --MICHAEL L. ZDYB, vice president.
        --A vice president of Finance and Administration and an additional vice president and director will be named later.

   BUSINESS SERVICES

   Stephen P. Smith, who will become president of Business Services, consisting of the combined company's administrative and shared services functions, has announced the following senior staff:

        --JOHN O'BRIEN, vice president, Tax Services.
        --MARY BLOOM, vice president, Supply Chain Services.
        --ROBERT STUART, Chief Information Officer.
        --GAIL HOROWSKI, vice president, Employee and Administration
          Services.
        --WILL CASTLE, director, Commercial Support Services.
        --GARY BARNARD, chief accounting officer.

   CORPORATE FINANCE

   Michael W. O'Donnell, who will become executive vice president and chief financial officer of the new NiSource, has announced the following senior staff:

        --JEFFREY W. GROSSMAN, vice president and Controller.
        --DENNIS MCFARLAND, vice president, Finance and Planning.
        --FRANCIS P. GIROT, JR., treasurer.
        --DENNIS E. SENCHAK, vice president, Investor and Shareholder
          Relations.
        --ARTHUR PAQUIN, vice president, Audit.
        --A Corporate Tax officer will be named later.

        The new NiSource will serve more than 3.6 million gas and electric customers primarily located in nine states. Its operations will span the high-growth energy corridor extending from the Gulf of Mexico through Chicago to New England, creating the largest natural gas distributor east of the Rockies, with wholesale and retail electric operations.

        The NiSource/Columbia merger is on target to close by the end of 2000, pending approval by the U.S. Securities and Exchange Commission. The combination was approved by the Federal Energy Regulatory Commission in July, following necessary state actions regarding the companies' distribution companies in Virginia, Pennsylvania, Maryland, Indiana, Kentucky, Massachusetts, Ohio, Maine and New Hampshire. The transaction also recently cleared the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act at the U.S. Department of Justice and the Federal Trade Commission. Shareholders of both companies approved the merger in June.

   NiSource Inc. (NYSE: NI) is a holding company with headquarters in Merrillville, Ind., whose primary business is the distribution of electricity, natural gas and water in the Midwest and Northeastern United States. The company also markets utility services and customer-focused resource solutions along a corridor from Texas through Chicago to Maine. More information about the company is available on the Internet at www.nisource.com.

        Columbia Energy Group (NYSE: CG), based in Herndon, Va., is one of the nation's leading energy services companies. Its operating companies engage in nearly all phases of the natural gas business, including exploration and production, transmission, storage and distribution, as well as propane and petroleum product sales and electric power generation. More information about Columbia is available on the Internet at www.columbiaenergygroup.com.

        This release contains forward-looking statements within the meaning of the federal securities laws. These forward-looking statements are subject to various risks and uncertainties. The factors that could cause actual results to differ materially from the projections, forecasts, estimates and expectations discussed herein include factors that are beyond the companies' ability to control or estimate precisely, such as estimates of future market conditions, the behavior of other market participants and the actions of federal and state regulators.

        Other factors include, but are not limited to, actions in the financial markets, weather conditions, economic conditions in the two companies' service territory, fluctuations in energy-related commodity prices, conversion activity, other marketing efforts and other uncertainties. These and other risk factors are detailed from time to time in the two companies' SEC reports. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release. The companies do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of the document.

        In addition to other documents filed with the Securities and Exchange Commission by the two companies, NiSource and the new holding company have filed a registration statement, which contains a joint proxy statement for NiSource and Columbia Energy Group. The final joint proxy statement/prospectus, dated April 24, 2000, is available and has been distributed to the companies' shareholders. Investment and security holders are urged to read the joint proxy statement/prospectus and other relevant documents filed with the SEC because they contain important information. Investors and security holders may receive the joint proxy statement/prospectus and other documents free of charge at the SEC's Web site, www.sec.gov, from NiSource Investor Relations at 801 East 86th Avenue, Merrillville, Indiana 46410 or at its Web site, www.nisource.com, or from Columbia Investor Relations at 13880 Dulles Corner Lane, Herndon, Virginia 20171 or at its Web site, www.columbiaenergygroup.com.


   The biographies referred to in the above press release are as follows:

   ARTHUR E. SMITH, JR., VICE PRESIDENT & ENVIRONMENTAL COUNSEL NISOURCE

   Art Smith leads NiSource's comprehensive environmental excellence program, which has gained the company national recognition for its environmental programs. Smith joined NiSource in 1991 and was elected environmental officer and counsel in 1998.

   Smith serves on the boards of directors of the Nature Conservancy, Indiana Chapter, the Indiana Environmental Institute and the Indiana Dunes Environmental Learning Center. He was appointed by the governor
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   of Indiana to the Environmental Quality Service Council and serves on the advisory committees to the Great Lakes Radio Consortium and to Illinois/Indiana Sea Grant.

   Prior to joining NiSource, Smith was the chief civil litigation specialist with the U.S. Environmental Protection Agency in Chicago and assistant U.S. attorney for the Northern District of Illinois.

   Smith earned a bachelor s degree in biology from Columbia College, New York; two master s degrees in environmental sciences from Columbia University, New York; and a juris doctorate from the Seattle
   University School of Law, Washington.


   MARIA P. HIBBS, VICE PRESIDENT, CORPORATE COMMUNICATIONS
   NiSource

   Maria Hibbs has more than 20 years of experience in multiple facets of internal and external business communications. She has led NiSource's Corporate Communications department whose primary responsibilities include corporate branding and reputation management, media relations, employee communications, advertising, graphic design, Web site development, multimedia services and event planning.

   Hibbs, former director of public affairs at Chicago-based Inland Steel Industries, joined NiSource in 1998. Her career, including 13 years with Inland, incorporates many elements of the communications industry: newspaper reporting, government affairs, community relations, audio-visual and video program development, publications, media relations and event planning. She has also served as an adjunct professor at Northwestern University s Medill School of Journalism and has taught journalism at Valparaiso University.

   Hibbs is involved in a wide range of local and national community and business activities, including the public relations committee of the American Gas Association and the board of trustees of the Indiana Symphony Orchestra. She also serves on the Board of Governors for the Metropolitan Planning Council (Chicago).

   Hibbs has a doctorate degree in public policy analysis from the University of Illinois at Chicago, as well as a master s degree in journalism from Ball State University and a bachelor s degree in journalism and English from Valparaiso University.

   Dennis E. Senchak, Vice President Investor & Shareholder Relations
   NiSource

   Dennis Senchak has an extensive background in all facets of corporate and utility industry management and serves as financial spokesperson for NiSource Inc. He has served as assistant treasure for NiSource since 1994.

   Senchak began his career at Northern Indiana Public Service Company, a subsidiary of NiSource, in 1968 as an Electric Field Engineer and
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   served in various positions of increasing responsibility within its
   Engineering, Operations, Marketing and Sales areas. He became director of Investor Relations for NiSource in 1990.

   He is active in various industry organizations including the American Gas Association, Association of Iron and Steel Engineers, American Society of Metals, Edison Electric Institute and the Institute of Electrical and Electronic Engineers. He has also served on the board of directors of Metro Metals Corporation.

   Senchak earned a bachelor of science degree in Electrical Engineering from Purdue University.



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